Exhibit 99.1

SIGMA LITHIUM APPOINTS DISTINGUISHED BUSINESS LEADER AS AN ADDITIONAL INDEPENDENT DIRECTOR AT ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

HIGHLIGHTS

•	Sigma Lithium is honored to welcome Eugenio de Zagottis as its third independent director, elected at the AGSM with an overwhelming majority of 99%.
o	Mr. Zagottis is a renowned businessman in Brazil who was instrumental in building Raia Drogasil healthcare from a small private company in 2008 into the largest Latin American drug retailer and one of the 15 largest in the world.

•	The AGSM Elected the directors of the Company for the ensuing year, to hold office until the next annual meeting of shareholders. The current board composition diversifies the skillset of its members, supporting the Company as we double our business, as follows:
o	Alex Rodrigues (Environmental and Social), Ana Cabral (Operations and Strategy), Bechara Azar (Finance), Eugenio de Zagottis (Operations), Marcelo Paiva (Private equity)

•	Mr. Zagottis appointment is consistent with the Company's objectives to adhere to best practices in governance, maintaining an independent majority in the Board of Directors, while remaining at the forefront of diversity and inclusion:
o	Board is co-chaired by a woman.
o	40% of board members are from underrepresented groups.

•	Shareholders passed resolutions authorizing:
o	The appointment of Grant Thornton as the Company’s auditor.
o	The Company to continue its corporate charter into the Province of Ontario.

São Paulo, Brazil – (July 12, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces the voting results of its annual general and special meeting of the shareholders of the Company (“AGSM”) held on Tuesday, July 9, 2024 (the “Meeting”).

The AGSM Elected the directors of the Company for the ensuing year, to hold office until the next annual meeting of shareholders. The current board composition further diversifies the skillset of board members that will support the Company in this important juncture in our growth trajectory, as we double our business to transform the Company into a global major, as follows:

•	Alex Rodrigues (Environmental and Social), Ana Cabral (Operations and Strategy), Bechara Azar (Finance), Eugenio de Zagottis (Operations), Marcelo Paiva (Private equity)

In addition, shareholders passed resolutions appointing Grant Thornton as the Company’s auditor, approving the adoption of amendments to the Company’s general by-law, and authorizing the Company to continue its corporate charter into the Province of Ontario.

Transitioning off the Board are Lucas Mello and Cesar Chicayban. Mr. Mello has taken on a new full-time role as the advisor to the Magalhaes Pinto family in the sale of Banco Nacional to BTG. Similarly, Mr. Chicayban was recently appointed to the prestigious role of CEO of XP’s Private Banking unit.

| 1

Ana Cabral, Co-Chair and CEO of Sigma Lithium states, “We were honored to have been able to count on the indefatigable dedication of Cesar and Lucas during their tenure at our Board of Directors. They had instrumental roles in helping steer and prepare the Company to withstand the downcycle of lithium prices, helping us to emerge a significantly stronger and resilient player, becoming the formidable global leader we are today in the lithium market: the world’s 4th industrial mineral lithium complex with global competitive scale, a disciplined low-cost producer.”

"We are also delighted to have Eugenio join the Sigma Lithium team at this important juncture in our growth trajectory. Mrs. Zagottis brings over 20 years of experience in operations, internal controls, and corporate planning. Eugenio brings a wealth of invaluable expertise to the Sigma Lithium team, including his longstanding leadership as an entrepreneur and from serving on the board of directors of US$9 billion drug healthcare leader RaiaDrogasil. We look forward to welcoming Eugenio de Zagottis to the Board and seek to leverage his extensive corporate operational experience. With this appointment, not only are we continuing to strengthen the team with another experienced and qualified director, but we are also keeping with our commitment to the United Nations Sustainable Development Goals by having a Board of Directors that is comprised of 33% underrepresented minority groups." says Co-CEO and Co-Chairperson Ana Cabral Gardner.

All of the nominees listed in the management information circular prepared in connection with the Meeting were elected as directors as set out below after shareholders fixed the number of directors of the Company for the ensuring year at five:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Ana Cristina Cabral	77,822,790	97.99	1,592,278	2.01
Marcelo Paiva	67,747,871	85.31	11,667,198	14.69
Bechara S. Azar	77,881,681	98.07	1,533,387	1.93
Eugenio de Zagottis	79,206,235	99.74	208,834	0.26
Alexandre R. Cabral	79,137,375	99.65	277,694	0.35

Biography of Eugenio de Zagottis:

Mr. Zagottis is a member of the board of directors and of the control group of RD Saúde, that control’s amongst other healthcare companies Brazil´s leading drugstore chain RaiaDrogasil S/A, with 60,000 employees, 3,000 stores and US$7 billion in revenues (Dec 2023). The company has been listed on the B3, São Paulo Stock Exchange for 15 years. At RD Saúde, Mr. Zagottis leads the finance committee, is a member of the strategy committee and represents the company at the boards of two investees and also of ABRAFARMA, the Brazilian Chain Drugstores Association, having been its chairman from 2018-2021.

Mr. de Zagottis has worked as a C-level executive at RD Saúde from 2000 to 2024, having been responsible for investor relations, corporate planning and business development, including Univers, its proprietary PBM, RD Brands, its private label business, and RD Ventures, RD Saúde´s corporate venture capital platform, with investments in more than 10 start-ups. Previously, Mr. de Zagottis worked as a consultant for both McKinsey (1998-2000) and Arthur Andersen (1992-1996). He holds an MBA from the University of Michigan and a BBA from Fundação Getúlio Vargas in São Paulo, Brazil.

| 2

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers with an annual production capacity of 270,000 tonnes of chemical grade lithium concentrate (36,700 LCE annually). The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. The Company produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium plant that delivers zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually).The Company has issued a Final Investment Decision formally approving construction to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303

matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

| 3

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

| 4